GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01-01-2020   AND ENDING   12-31-2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GX2 Spread Markets, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LaSalle Street, Suite 1950

(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Jaberg

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP

(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Jaberg, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GX2 Spread Markets, LLC, as of December 31, 2020, are true and correct. I further affirm that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

LANA C SIMPSON
Official Seal
Notary Public – State of Illinois
My Commission Expires Sep 28, 2021

_____ Signature

President & CEO
Title

_____ / LANA C. SIMPSON
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Changes in Members' Equity.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

    Supplemental Information:
- ☒ (g) Computation of Net Capital pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A copy of the Exemption Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 W. Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
   GX2 SPREAD MARKETS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GX2 Spread Markets, LLC (the Company), as of December 31, 2020, the related statement of income, changes in member's equity, and cash flows for the year then ended, and the related notes and computation of net capital per uniform net capital rule 15c3-1, computation for determination of reserve requirements and information for the possession or control requirements pursuant to rule 15c3-3 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2014.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing the procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital per Uniform Net Capital Rule 15c3-1, Computation for Determination of Reserve Requirements and Information for the Possession or Control Requirements Pursuant to Rule 15c3-3 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240. 17a-5. In our opinion, the Computation of Net Capital per Uniform Net Capital Rule 15c3-1, Computation for Determination of Reserve Requirements and Information for the Possession or Control Requirements Pursuant to Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 23, 2021

GX2 SPREAD MARKETS, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	3,570,204
Receivable from clearing brokers		1,862,154
Other assets		76,754
TOTAL ASSETS	$	5,509,112

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	185,497
Total liabilities		185,497
Member's equity		5,323,615
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,509,112

See accompanying notes.

GX2 SPREAD MARKETS, LLC

Statement of Income

Year Ended December 31, 2020

Revenues		
Firm Trading	$	13,062,971
Agency transaction revenue		1,048,766
Other income		14,924
Total revenue		14,126,661
Expenses		
Employee compensation and benefits		983,034
Commission, clearing and other execution costs		1,369,859
Information and technology		2,330,406
Professional fees		130,520
Occupancy and utilities		123,203
Administrative fees		115,200
Communications		6,344
Regulatory fees		29,109
Other		38,155
Total expenses		5,125,830
NET INCOME	$	9,000,831

See accompanying notes.

GX2 SPREAD MARKETS, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2020

Balance, December 31, 2019	$	5,597,784
Capital contributions		-
Capital withdrawals		(9,275,000)
Net income		9,000,831
Balance, December 31, 2020	$	5,323,615

GX2 SPREAD MARKETS, LLC

Statement of Cash Flows

Year Ended December 31, 2020

OPERATING ACTIVITIES

Net income	$	9,000,831
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearings brokers		775,849
Other assets		50,990
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(154,327)
Net cash provided by operating activities		9,673,343

FINANCING ACTIVITIES

Member contributions		0
Member withdrawals		(9,275,000)
Net cash used in financing activities		(9,275,000)
Net increase in cash and cash equivalents		398,343

CASH - BEGINNING OF YEAR		3,171,861
CASH - END OF YEAR	$	3,570,204

Supplemental cash flow information:

Cash payments for interest	$	0
Cash payments for income taxes	$	0

See accompanying notes.

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

(1)   *NATURE OF BUSINESS*

GX2 SPREAD MARKETS, LLC (the "Company"), an Illinois Limited Liability Company, offers treasury aggregation and algorithmic execution on both a principal and agency basis on multiple products to registered broker-dealers, institutional customers and professional traders. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly-owned subsidiary of GX2 Systems, LLC.

(2)   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Accounting Policies
The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Securities and Futures Transactions
Securities transactions are recorded on the trade date and, accordingly, include gains and losses on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on any open futures contracts are reflected in income. The commission structure for certain trading activities is such that transaction costs are charged as an adjustment to the execution price in lieu of direct commission expenses; hence, those execution price adjustments are included as a component of Trading Income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, have either short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Uncertainty in Income Taxes
ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2020.

(3) INCOME TAXES

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the member.

(4) FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(4) ***FAIR VALUE MEASUREMENTS (continued)***

The Company records its financial instruments at fair value and categorizes them based upon a fair value hierarchy in accordance with ASC 820-10. At December 31, 2020, the Company had no open financial instruments. At December 31, 2020, no valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(5) ***CONCENTRATIONS OF CREDIT RISK***

At December 31, 2020, the Company had significant concentrations of credit risk which consisted of a cash bank balance at a financial institution located in Chicago which exceeded the amount insured by the Federal Deposit Insurance Corporation by approximately $3.3 million (representing approximately 62% of total firm equity) and deposits with two of the Company's clearing firms (approximating 25% and 10% of the total firm equity. The Company's management monitors the credit worthiness of these institutions.

(6) ***REGULATORY MATTERS***

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1 (the Uniform Net Capital Rule) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2020, the Company had net capital and net capital requirements of $5,246,834 and $250,000, respectively, and had no customer accounts.

These regulatory capital requirements may effectively restrict advances to affiliates or capital withdrawals.

(7) ***RECENTLY ISSUED ACCOUNTING STANDARDS***

For the year ending December 31, 2020, various Accounting Standards Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(7)   *RECENTLY ISSUED ACCOUNTING STANDARDS (continued)*

Effective January 1, 2020, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares its office space with an affiliate under terms of an annual expense sharing agreement. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2020.

(8)   *RELATED PARTY TRANSACTIONS*

The Company is party to an expense sharing agreement with an affiliated entity under which they share certain general and administrative services including certain salaries, rent and administrative fees. Costs allocated to the Company during the period totaled $2,374,272.

(9)   *EMPOYEE BENEFIT PLAN COVERAGE*

Eligible employees of the Company are covered under a 401(k) profit-sharing plan (the Plan) sponsored by an affiliate. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan Agreement. During the year ended December 31, 2020, matching contributions totaled $7,955.

(10)   *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 23, 2021, which is the date the financial statements were available to be issued. On February10, 2021, $830,000 was withdrawn from the Company by its parent.

SUPPLEMENTARY INFORMATION

GX2 SPREAD MARKETS, LLC

Computation of Net Capital, per Uniform Net Capital Rule 15c3-1

December 31, 2020

NET CAPITAL

Member's equity	$	5,323,615
LESS:		
Non-allowable assets - Other Assets		(76,754)
Commodity futures proprietary capital charges		(24)
		(76,778)
NET CAPITAL BEFORE HAIRCUTS		5,246,837
Haircuts on securities		-
NET CAPITAL	$	5,246,837

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (Greater of 1/15th of aggregate indebtedness or $250,000)	$	250,000
EXCESS NET CAPITAL	$	4,996,837

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3**

DECEMBER 31, 2020

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
      GX2 SPREAD MARKETS, LLC
         Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GX2 SPREAD MARKETS, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) stated that it filed its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to engaging in Non-Covered Firm activities (proprietary trading), and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Chicago, Illinois
February 23, 2021

GX2 Spread Markets, LLC

190 S. LaSalle Street
Suite 1950
Chicago, IL 60603
312 471-6300



Rule 15c3-3 Exemption Report
December 31, 2020

GX2 Spread Markets, LLC (the "Firm") is a broker-dealer registered with the SEC, FINRA, CBOE and the NFA and is subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and

(2) The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Firm engages exclusively in Non-Covered Firm activities and the Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020, without exception.

The above statements are true and correct to the best of my knowledge and belief.

_____
Signature

David W. Jaberg_____
Name

President & CEO_____
Title

2/23/2021_____
Date